Exhibit 99.1

Costamare Inc. Declares Quarterly Dividend on its Preferred and Common Stock

ATHENS, GREECE – July 2, 2015 – Costamare Inc. (the “Company”) (NYSE: CMRE) has declared cash dividends of US $0.476563 per share on its 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (the “Series B Preferred Stock”) (NYSE: CMRE PR B), US $0.531250 per share on its 8.50% Series C Cumulative Redeemable Perpetual Preferred Stock (the “Series C Preferred Stock”) (NYSE: CMRE PR C) and US $0.376736 per share on its 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (the “Series D Preferred Stock”) (NYSE: CMRE PR D).  The dividend for the Series B Preferred Stock and the Series C Preferred Stock is for the period from the most recent dividend payment date, April 15, 2014, to July 14, 2015.  The dividend for the Series D Preferred Stock is for the period from the original issuance of the Series D Preferred Stock on May 13, 2015 to July 14, 2015.  The dividends will be paid on July 15, 2015 to all holders of record as of July 14, 2015 of Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock.

The Company has also declared a quarterly dividend on its common stock of $0.29 per share for the quarter ended June 30, 2015.  The dividend for the common stock is payable on August 5, 2015, to holders of record of common stock as of July 22, 2015.

The declaration of a dividend is subject to the discretion of the Board of Directors of the Company, and accordingly will depend on, among other things, the Company’s earnings, financial condition and cash requirements and availability, the Company’s ability to obtain debt and equity financing on acceptable terms as contemplated by the Company’s growth strategy, the restrictive covenants in the Company’s existing and future debt instruments and global economic conditions.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 41 years of history in the international shipping industry and a fleet of 69 containerships, with a total capacity of approximately 458,000 TEU, including 10 newbuild containerships on order. Fourteen of our containerships, including 10 newbuilds, have been acquired pursuant to the Framework Agreement with York Capital Management by vessel-owning joint venture entities in which we hold a minority equity interest. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C” and “CMRE PR D”, respectively.

Forward-Looking Statements

This press release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Contacts:

Company:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0050
Email: ir@costamare.com